UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2014

Commission File Number 001-33098

Mizuho Financial Group, Inc.

(Translation of registrant’s name into English)

5-5, Otemachi 1-chome

Chiyoda-ku, Tokyo 100-8176

Japan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-                    .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2014

Mizuho Financial Group, Inc.

By:	/s/ Hideyuki Takahashi
Name:	Hideyuki Takahashi
Title:	Deputy President / Group CFO

February 24, 2014

To whom it may concern:

Company Name:	Mizuho Financial Group, Inc.
Representative:	Yasuhiro Sato, President & CEO
Head Office:	1-5-5 Otemachi, Chiyoda-ku, Tokyo
Stock Code Number: 8411
(Tokyo Stock Exchange (First Section))

Corrections in “Announcement regarding Capital Ratio as of December 31, 2013”

Mizuho Financial Group, Inc. hereby announces partial corrections in its “Announcement regarding Capital Ratio as of December 31, 2013” disclosed on February 14, 2013, as shown in the appendix.

Contact: Mizuho Financial Group, Inc. Corporate Communications Division Public Relations Department Tel. 81-3-5224-2026

Appendix

¡ Corrections

The corrections are underlined.

(Capital Ratio as of December 31, 2013)

Capital Ratio (Basel III)

(Before correction)

	Consolidated			(%, Billions of yen)

Mizuho Financial Group International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013
(2) Tier 1 Capital Ratio	11.59	0.57	11.02	11.70
(3) Common Equity Tier 1 Capital Ratio	8.76	0.60	8.16	8.78
(4) Total Capital	9,008.0	663.5	8,344.5	8,806.6
(7) Risk weighted Assets	60,545.6	1,722.1	58,823.5	58,789.0
(8) Total Required Capital (7)X8%	4,843.6	137.7	4,705.8	4,703.1

	Consolidated				Non-Consolidated

	As of December 31, 2013	As of March 31, 2013		As of September 30, 2013	As of December 31, 2013
Mizuho Bank International Standard (Basel III)		Former MHCB	Former MHBK (Reference)
(1) Total Capital Ratio	16.18	13.89	14.08	16.34	16.36
(2) Tier 1 Capital Ratio	12.76	11.03	10.13	12.91	12.75
(3) Common Equity Tier 1 Capital Ratio	10.39	8.65	8.90	10.45	10.31
(4) Total Capital	8,674.3	5,130.0	3,258.6	8,514.7	8,655.1
(7) Risk weighted Assets	53,590.2	36,908.3	23,128.6	52,097.7	52,874.4
(8) Total Required Capital (7)X8%	4,287.2	2,952.6	1,850.2	4,167.8	4,229.9

	Consolidated				Non-Consolidated

Mizuho Trust & Banking International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013	As of December 31, 2013
(1) Total Capital Ratio	18.71	1.49	17.22	18.63	18.75
(4) Total Capital	489.8	42.3	447.5	482.8	485.8
(After correction)

	Consolidated			(%, Billions of yen)

Mizuho Financial Group International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013
(2) Tier 1 Capital Ratio	11.58	0.56	11.02	11.70
(3) Common Equity Tier 1 Capital Ratio	8.75	0.59	8.16	8.78
(4) Total Capital	9,010.9	666.4	8,344.5	8,806.6
(7) Risk weighted Assets	60,593.6	1,770.0	58,823.5	58,789.0
(8) Total Required Capital (7)X8%	4,847.4	141.6	4,705.8	4,703.1

	Consolidated				Non-Consolidated

	As of December 31, 2013	As of March 31, 2013		As of September 30, 2013	As of December 31, 2013
Mizuho Bank International Standard (Basel III)		Former MHCB	Former MHBK (Reference)
(1) Total Capital Ratio	16.19	13.89	14.08	16.34	16.35
(2) Tier 1 Capital Ratio	12.75	11.03	10.13	12.91	12.73
(3) Common Equity Tier 1 Capital Ratio	10.38	8.65	8.90	10.45	10.30
(4) Total Capital	8,684.2	5,130.0	3,258.6	8,514.7	8,655.1
(7) Risk weighted Assets	53,638.1	36,908.3	23,128.6	52,097.7	52,922.4
(8) Total Required Capital (7)X8%	4,291.0	2,952.6	1,850.2	4,167.8	4,233.7

	Consolidated				Non-Consolidated

Mizuho Trust & Banking International Standard (Basel III)	As of December 31, 2013	Change	As of March 31, 2013	As of September 30, 2013	As of December 31, 2013
(1) Total Capital Ratio	18.79	1.57	17.22	18.63	18.82
(4) Total Capital	491.9	44.4	447.5	482.8	487.9